UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2009.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from              to

Commission file number 000-23554

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

FCStone Group Employee Stock Ownership Plan

1251 NW Briarcliff Parkway

Suite 800

Kansas City, Missouri 64116

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

INTERNATIONAL ASSETS HOLDING CORPORATION

708 Third Avenue, Suite 1500

New York, NY 10017

(212) 485-3500

FCSTONE GROUP EMPLOYEE STOCK OWNERSHIP PLAN

Administered by Associated Benefits Corporation

Note:	All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

Participants and Administrators

FCStone Group Employee Stock Ownership Plan:

We have audited the accompanying statements of net assets available for benefits of FCStone Group Employee Stock Ownership Plan (the Plan) as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

As further discussed in note 1 to the financial statements, the Board of Directors of FCStone Group, Inc., the Plan’s sponsor, voted on December 16, 2009 to terminate the Plan. In accordance with accounting principles generally accepted in the United States of America, the Plan has changed its basis of accounting from the ongoing plan basis used in presenting the 2008 financial statements to the liquidation basis used in presenting the 2009 financial statements.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules: schedule H, part IV, line 4(i) – schedule of assets (held at end of year) as of December 31, 2009 and schedule H, part IV, line 4(j) – schedule of reportable transactions for the year ended December 31, 2009, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended. These supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements, taken as a whole.

/s/ KPMG LLP

Kansas City, Missouri

June 30, 2010

FCSTONE GROUP EMPLOYEE STOCK OWNERSHIP PLAN

Administered by Associated Benefits Corporation

Statements of Net Assets Available for Benefits

December 31, 2009 and 2008

	2009	2008
Assets:
Investments, at fair value:
International Assets Holding Corporation Common Stock Fund	$8,733,516	$—
FCStone Group, Inc. Common Stock Fund	—	7,368,411
General Fund	21,828,886	21,382,089
Mutual funds	6,649,705	5,899,615

Total investments, at fair value	37,212,107	34,650,115

Receivables:
Employer’s cash contribution	78,228	1,109,494
Accrued interest and dividends	4,826	2,050

Total receivables	83,054	1,111,544

Assets available for benefits at fair value	37,295,161	35,761,659
Liabilities:
Payable to trustee for pending trades	5,221	48,477

Net assets reflecting all investments at fair value	37,289,940	35,713,182

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(377,333)	140,109

Net assets available for benefits	$36,912,607	$35,853,291

See accompanying notes to financial statements.

FCSTONE GROUP EMPLOYEE STOCK OWNERSHIP PLAN

Administered by Associated Benefits Corporation

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2009 and 2008

	2009	2008
Additions (reductions) to net assets attributed to:
Investment income (loss):
Net appreciation (depreciation) in fair value of investments	$820,683	$(49,473,065)
Dividends and interest income	1,048,391	1,237,021
Employer’s cash contribution	1,280,444	1,109,689

Total additions (reductions)	3,149,518	(47,126,355)
Deductions from net assets attributed to:
Benefits paid directly to participants	2,065,030	2,880,350
Other expenses	25,172	—

Total deductions	2,090,202	2,880,350

Increase (decrease) in net assets available for benefits	1,059,316	(50,006,705)
Net assets available for benefits at beginning of year	35,853,291	85,859,996

Net assets available for benefits at end of year	$36,912,607	$35,853,291

See accompanying notes to financial statements.

FCSTONE GROUP EMPLOYEE STOCK OWNERSHIP PLAN

Administered by Associated Benefits Corporation

Notes to Financial Statements

December 31, 2009 and 2008

(1)	Plan Description

The FCStone Group Employee Stock Ownership Plan (the Plan) is a defined contribution plan administered by Associated Benefits Corporation (Plan Administrator). The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

(a)	General

The Plan, adopted on June 1, 2005, is a defined contribution plan available to all full-time employees of FCStone Group, Inc. and wholly owned subsidiaries who have attained age 21 and completed four months of service. The Plan was formed to enable employees to become beneficial owners of the common stock of FCStone Group, Inc., as well as providing the ability to diversify those holdings in other investment options of various mutual funds and the General Fund (Trust). FCStone Group, Inc. serves as the Plan Sponsor and Wells Fargo Bank N.A. (Trustee) serves as trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Effective September 30, 2009, FCStone Group, Inc. and subsidiaries and International Assets Holding Corporation and subsidiaries (collectively the Companies) completed its business combination. Pursuant to which all of the issued and outstanding stock of FCStone Group, Inc., including those shares held by the Plan, was exchanged for common stock of International Assets Holding Corporation (Company Stock). On October 1, 2009, 573,024 shares of Company Stock were acquired by the Plan in exchange for the 1,942,454 shares of FCStone Group, Inc. common stock held on that date. Each outstanding share of FCStone Group, Inc. common stock was converted into .295 shares (the exchange ratio) of Company Stock. As the transaction was a stock to stock transfer, no realized gain or loss was recognized on the exchange.

(b)	Amendments

In connection with the acquisition on September 30, 2009, the Board of Directors of FCStone Group Inc. elected to terminate the Plan as of December 31, 2009 (Termination Date). As a result of the amendment to the Plan, no new participants will be admitted to the Plan and no additional contributions will be made to the Plan for service performed by participants after the Termination Date. The Plan Sponsor has submitted a request to the Internal Revenue Service (IRS) on Form 5310, for a favorable determination letter with respect to the Plan’s qualified status as of the Termination Date. As soon as reasonably practicable following receipt of such a favorable determination letter, the Plan Sponsor shall direct the Trustee to distribute to the participants all remaining assets of the Plan which are distributable on account of the Plan’s termination. As a result of the termination of plan, effective January 1, 2010, the employer matching contributions will be credited to the participant’s account in another company plan.

All participant account balances became 100% vested as of the Termination Date and will not be subject to forfeiture. In addition, the Plan was amended so that all amounts in the participant’s accounts to which they are entitled shall be distributable as a lump sum, as provided by the Plan. Distributions may qualify as eligible rollover contributions in accordance with the provisions of the Internal Revenue Code of 1986, as amended (IRC).

FCSTONE GROUP EMPLOYEE STOCK OWNERSHIP PLAN

Administered by Associated Benefits Corporation

Notes to Financial Statements—(Continued)

December 31, 2009 and 2008

In December 2008, the Plan was amended to increase the Plan’s matching contribution percentage, effective as of September 1, 2008, from 50% of the first 8% of base compensation that a participant contributes to any eligible 401(k) plan of the Companies to 62.5% of the first 8% of base compensation that a participant contributes. The increase was implemented by applying a matching contribution percentage, for the plan year beginning January 1, 2008 and ending on December 31, 2008, that is a weighted average of the foregoing percentages taking into account the increase as of September 1, 2008. Effective January 1, 2009, the Plan was also amended to eliminate the employment requirement as a condition to receiving a matching contribution (see note 1c).

(c)	Contributions

The Plan was funded by the Companies’ contributions. Effective January 1, 2009, individual accounts were credited with the Companies’ contributions on a bi-monthly basis rather than annually as previously remitted. The Companies’ matching contributions were equal to 62.5% and 54.17%, for the Plan years ending December 31, 2009 and 2008, respectively, of the first 8% of base compensation that a participant contributed to any eligible 401(k) plan of the Companies, subject to certain limitations contained in the IRC. The Companies may also elect to make discretionary contributions to the Plan. Discretionary contributions are allocated to individual accounts based on the participant’s annual compensation as a percentage of total eligible participant compensation.

Effective January 1, 2009, the Plan was amended, so that only participants who were actively employed on the last day of the Plan year shall be eligible to share in the allocation of discretionary contributions, if any, for the Plan year. Participants, who are not actively employed on the last day of the Plan year due to retirement, total and permanent disability, or death, shall share in the allocation of discretionary contributions, if any, for such Plan year. There were no discretionary contributions made by the Companies in 2009 and 2008. However, the amendment provided that participants would no longer be required to be actively employed on the last day of the Plan year to be eligible for allocation of matching contributions for the Plan year, which may be remitted in the form of either cash or Company Stock. Contributions of Company Stock are recorded at fair value on the date contributed. Contributions to the Plan by participants are not permitted.

Individual accounts are maintained for each Plan participant. Each participant’s account is credited with Companies contributions and an allocation of investment income (loss). Allocations are based on participant earnings or account balances, as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Contributions of Company Stock, if any, can subsequently be diversified into any other investment option offered by the Plan.

FCSTONE GROUP EMPLOYEE STOCK OWNERSHIP PLAN

Administered by Associated Benefits Corporation

Notes to Financial Statements—(Continued)

December 31, 2009 and 2008

(d)	Vesting

As a result of the Plan termination, all amounts in participant accounts became 100% vested as of December 31, 2009 and will not be subject to forfeiture. Prior to the Plan termination date, participants became vested in the employer contributions and earnings thereon in accordance with the following schedule:

Vested percentage
Years of service:
Less than 2 years	None
2 year but less than 3 years	20%
3 years but less than 4 years	40%
4 years but less than 5 years	60%
5 years or more	100%

(e)	Forfeitures

Prior to the Termination Date, the Plan provided that any participant who terminates employment would forfeit the nonvested portion of their account balance as of the date of separation. A forfeiture occurred at the earlier of the date the participant received a distribution from the Plan or after five consecutive one year breaks in service. The balance of such forfeitures could be applied to reduce the Companies’ matching contributions made to the Plan or used for the payment of Plan expenses. For the years ended December 31, 2009 and 2008, the Companies’ matching contributions were reduced by such forfeitures of $9,283 and $0, respectively. At December 31, 2009 and 2008, forfeited nonvested accounts available to reduce future employer contributions totaled $1,946 and $3,445, respectively. All participant account balances became 100% vested as of the Termination Date and will not be subject to forfeiture.

(f)	Participant Loans

The Plan does not allow loans to participants.

(g)	Payment of Benefits

The benefit to which a participant is entitled is provided from the vested portion of a participant’s account balance. Upon termination of service, if a participant’s vested account balance does not exceed $1,000, the vested value was distributed in the form of a lump-sum payment. If the vested account balance exceeds $1,000, the participant could request a lump-sum payment, in-kind distribution of Company Stock, or may elect to defer distribution, as set forth in the Plan. On termination of service due to death or disability, a participant could elect to receive either a lump sum amount equal to the value of the participants vested interest in his or her account, or periodic installments over a period not to exceed five years unless a longer distribution period is requested in writing by the participant.

FCSTONE GROUP EMPLOYEE STOCK OWNERSHIP PLAN

Administered by Associated Benefits Corporation

Notes to Financial Statements—(Continued)

December 31, 2009 and 2008

Upon final liquidation of the Plan assets, participants or their beneficiary can elect to receive the balance of their account as either a lump sum payment or IRA rollover as provided by the Plan.

(h)	Voting Rights

Both prior and subsequent to the acquisition, each participant has the right to direct the Trustee with respect to the voting of all shares of common stock, vested or nonvested, which are included in their participant account balance. The Trustee, at the direction of the Plan Administrator, will vote all common stock to the extent participant voting directions are not provided.

(i)	Expenses

Investment management fees are paid by the Plan participants based on participation in various funds and are presented as “Other expenses” in the statement of changes in net assets available for benefits. All other Plan expenses, including administrative and professional fees of the Plan, are paid by the Companies and are not reflected in the Plan’s financial statements.

(2)	Summary of Significant Accounting Policies and Related Matters

(a)	Basis of Accounting

In accordance with US generally accepted accounting principles (U.S. GAAP), the Plan has changed its basis of accounting from the ongoing plan basis used in presenting the 2008 financial statements to the liquidation basis used in presenting the 2009 financial statements.

As described in guidance included in Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 962 Plan Accounting – Defined Contribution Pension Plans (formerly Staff Position, AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the guidance, the statements of net assets available for benefits presents the fair value of the investment contracts as well the amount necessary to adjust this fair value to contract value. As permitted by the guidance, the statements of changes in net assets available for benefits are prepared on a contract value basis. The Plan’s investment in the Trust is fully benefit-responsive as of December 31, 2009 and 2008.

(b)	Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP, requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements, and the reported amounts of changes in net assets available for plan benefits during the reporting year. Actual results could differ from those estimates.

FCSTONE GROUP EMPLOYEE STOCK OWNERSHIP PLAN

Administered by Associated Benefits Corporation

Notes to Financial Statements—(Continued)

December 31, 2009 and 2008

(c)	Risks and Uncertainties

The Plan invests in investments that are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investments, it is possible that changes in the fair values of investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

The Plan’s exposure to a concentration of credit risk is limited by providing the ability to diversify investments across the participant-directed fund elections. Additionally, the investments within each participant-directed fund election can be further diversified into varied financial instruments, with the exception of investments in Company Stock. Investment decisions are made, and the resulting risks are borne, exclusively by the Plan participant who made such decisions.

(d)	Investment Valuation and Income Recognition

Investment options under the Plan include the Company Stock Fund, various mutual funds, and the Trust. The fair value of shares of the Company Stock Fund is based upon the fair value of the underlying investments, which include Company Stock and cash equivalents. Fair value of the mutual funds is based on quoted market prices from national securities exchanges.

The General Fund (Trust) is a stabilized fixed income portfolio managed by the Trustee. The objective of the Trust is to produce stable returns that are usually higher than traditional money market investments. The Trust usually experiences little or no fluctuation in principal value as it is invested predominately in direct obligations of the US Government and US Government Agencies. The underlying investments in the Trust, including a stable value fund, are stated at estimated fair value based upon quoted market prices, if available, or dealer quotes as of the pricing date. Benefit-responsive wrapper contracts with insurance carriers are used by the Trust to provide market and cash flow protection, and are presented at fair value. Wrapper contracts generally change the investment characteristics of underlying securities to those of guaranteed investment contracts. The wrapper contracts provide that benefit-responsive distributions for specific underlying securities may be withdrawn at contract or face value. Benefit-response distributions are generally defined as a withdrawal due to a participant’s retirement, disability or death, or participant-directed transfers, in accordance with the terms of the Plan. The value of the Trust as determined using the contract value would result in a (decrease) increase to fair value of $(377,333) and $140,109 as of December 31, 2009 and 2008, respectively.

Management fees and operating expenses charged to the Plan for investment in mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments and are borne by the participants.

Purchases and sales of securities are recorded on a trade-date basis. Gains and losses on the disposals of investments are determined based on the average cost of all such securities. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

FCSTONE GROUP EMPLOYEE STOCK OWNERSHIP PLAN

Administered by Associated Benefits Corporation

Notes to Financial Statements—(Continued)

December 31, 2009 and 2008

(e)	Payment of Benefits

Benefit payments to participants are recorded upon distribution.

(f)	Future Accounting Pronouncements

In June 2009, the FASB established the ASC as the single source of authoritative U.S. GAAP. Subsequent revisions to U.S. GAAP will be incorporated into the ASC through Accounting Standards Updates (“ASU”). The following are recently issued accounting standards which may have a significant impact on the Plan.

In May 2009, the FASB issued ASC 855, Subsequent Events, which establishes principles and standards related to the accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued. ASC 855 requires an entity to recognize, in the financial statements, subsequent events that provide additional information regarding conditions that existed at the balance sheet date. We have evaluated the effects of subsequent events that have occurred subsequent to period end December 31, 2009.

In January 2010, new guidance was issued to require new disclosures and clarify existing disclosure requirements about fair value measurements as set forth in the Fair Value Measurements and Disclosures Topic in the ASC. The guidance requires that a reporting entity should disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe the reasons for the transfers; and in the reconciliation for fair value measurements using significant unobservable inputs, a reporting entity should present separately information about purchases, sales, issuances, and settlements. In addition, the guidance clarifies that for purposes of reporting fair value measurement for each class of assets and liabilities, a reporting entity needs to use judgment in determining the appropriate classes of assets and liabilities; and a reporting entity should provide disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements. The guidance is effective for the year ended December 31, 2010 (except for the detailed level 3 rollforward disclosure, which is effective for fiscal years beginning after December 15, 2010) and the adoption of this guidance is not expected to have a material impact on the Plan’s disclosures in its financial statements.

(3)	Company Stock Fund

The Plan offers the Company Stock Fund as an investment option, which is a unitized fund, holding cash and Company Stock (consisting of FCStone Group, Inc. common stock which was converted to Company Stock in connection with the acquisition on October 1, 2009). The Fund has a cash reserve in order to provide the liquidity necessary to process daily Company Stock transactions by the close of market each business day. The cash reserve generally represents between one and five percent of the total Fund value, and varies depending upon account activity. The reserve may consist of cash or cash equivalents. As of December 31, 2009 and 2008, the cash reserve totaled $186,337 and $235,087, respectively.

FCSTONE GROUP EMPLOYEE STOCK OWNERSHIP PLAN

Administered by Associated Benefits Corporation

Notes to Financial Statements—(Continued)

December 31, 2009 and 2008

(4)	Investments

The following table presents investments held by the Plan at December 31, 2009 and 2008 that represent five percent or more of the Plan’s net assets.

	2009	2008
Common Stock Fund:
International Assets Holding Corporation Common Stock	$8,547,179	$—
FCStone Group, Inc. Common Stock (1)	—	7,133,324
Wells Fargo Short Term Investment Fund G	186,337	235,087

	$8,733,516	$7,368,411

General Fund (Trust)	$21,828,886	$21,382,089

(1)	573,024 shares of International Assets Holding Corporation common stock was received in exchange for 1,942,454 shares of FCStone Group, Inc. common stock on October 1, 2009

The Trust seeks to outperform money market funds in a normal yield curve environment and attempts to maintain a stable unit value of $10.00. Valuation occurs daily and interest is accrued daily and paid monthly. This investment is reported at fair value, as adjusted to contract value in the financial statements, which represents contributions made to the account, plus earnings on the underlying investment, less participant withdrawals and administrative expenses. Recording such investments at contract value rather than fair value, to the extent that they are fully-benefit responsive, is in accordance with the guidance discussed in note 2.

The Trust’s one-year total return was 3.96% and 4.92% for 2009 and 2008, respectively. The thirty-day effective yield, also known as the crediting interest rate, was 3.75% and 4.58% at December 31, 2009 and 2008, respectively. Both the one-year total return and the thirty-day effective yield are net of the annual trustee fee of 0.25%. The crediting interest rate is calculated on a daily basis. There are no reserves against contract value for credit risk of the contract issuer or otherwise.

The existence of certain conditions can limit the Trust’s ability to transact at contract value with the issuers of its investment contracts. Specifically, any event outside the normal operation of the Trust that causes a withdrawal from an investment contract may result in a negative market value adjustment with respect to such withdrawal. Examples of such events include, but are not limited to, partial or complete legal termination of the Trust or a unit holder, tax disqualification of the Trust or a unit holder, and certain Trust amendments if issuers’ consent is not obtained. As of December 31, 2009 and 2008, the occurrence of an event outside the normal operation of the Trust that would cause a withdrawal from an investment contract is not considered to be probable. To the extent a unit holder suffers a tax disqualification or legal termination event, under normal circumstances it is anticipated that liquid assets would be available to satisfy the redemption of such unit holder’s interest in the Trust without the need to access investment contracts.

FCSTONE GROUP EMPLOYEE STOCK OWNERSHIP PLAN

Administered by Associated Benefits Corporation

Notes to Financial Statements—(Continued)

December 31, 2009 and 2008

During the years ended December 31, 2009 and 2008, respectively, the Plan’s investments (depreciated) appreciated in value, including gains and losses on investments bought and sold during the year, as shown below:

	2009	2008
International Assets Holding Corporation Company Stock Fund (1)	$(306,702)	$—
FCStone Group, Inc. Company Stock Fund	—	(46,148,910)
Mutual funds	1,127,385	(3,324,155)

Net (depreciation) appreciation in fair value of investments	$820,683	$(49,473,065)

(1)	Amount includes the appreciated value of the FCStone Group, Inc. Company Stock Fund of $908,518 from January 1, 2009 through September 30, 2009.

(5)	Fair Value Measurements

The Fair Value Measurements and Disclosures Topic of the ASC establishes an authoritative definition of fair value, sets out a framework for measuring fair value under current accounting pronouncements that require or permit fair value measurement, and requires additional disclosures about fair value measurements. The guidance defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. The guidance establishes a three-level fair value hierarchy that prioritizes the information used to develop the assumptions that market participants would use when pricing the asset or liability. The hierarchy gives the highest priority to unadjusted quoted prices in active markets and the lowest priority to unobservable inputs.

Effective January 1, 2008, the Plan adopted the provisions of the Fair Value Measurements and Disclosures Topic of the ASC, with respect to its investments.

A summary of the three levels of the fair value hierarchy is described below:

Level 1 – Inputs to the valuation methodology are quoted prices (unadjusted) in active markets for identical assets and liabilities as of the reporting date.

Level 2 – Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are either directly or indirectly observable or can be corroborated by observable market data as of the reporting date.

Level 3 – Inputs to the valuation methodology are unobservable and significant inputs in situations where there is little or no market activity for the asset or liability and the entity makes estimates and assumptions related to the pricing of the asset or liability including assumptions regarding risk. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

FCSTONE GROUP EMPLOYEE STOCK OWNERSHIP PLAN

Administered by Associated Benefits Corporation

Notes to Financial Statements—(Continued)

December 31, 2009 and 2008

The inputs or methodology used by valuing securities are not necessarily an indication of the risk associated with investing in those securities. The following is a description of the valuation methodologies used for assets and liabilities measured at fair value, including the general classification of such assets and liabilities pursuant to the valuation hierarchy.

Common Stock Fund – Shares of the Common Stock Fund are based upon the fair value of the underlying investments, which include Company Stock (FCStone Group, Inc. or International Assets Holding Corporation common stock as applicable) and cash equivalents. Cash equivalents consist of a short-term money market fund that is stated at cost, which approximates fair value. The shares of Company Stock are measured by the closing price listed by the NASDAQ exchange. The fair value of the Common Stock Fund is classified within Level 1 of the valuation hierarchy.

Mutual funds – These investments are public investment vehicles valued using the net asset value (NAV) provided by the administrator of the fund. The NAV is based on the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is a quoted market price in an active market and classified within Level 1 of the valuation hierarchy.

General Fund – The underlying investments in the Trust, including a stable value fund, are stated at estimated fair value based upon quoted market prices, if available, or dealer quotes as of the pricing date. As discussed previously, these investments are primarily obligations of the US Government or US Government Agencies. The fair value of the wrapper contracts associated with the synthetic investment contracts have been based upon the estimated replacement costs of the wrap contracts projected during the life of the portfolio, as discounted. The underlying investments of the Trust are classified within Levels 2 and 3 of the valuation hierarchy. The fair value of the Trust is classified within Level 3 of the valuation hierarchy as the lowest level input significant to the fair value measurement of the Trust are the underlying securities that are classified within Level 3.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

FCSTONE GROUP EMPLOYEE STOCK OWNERSHIP PLAN

Administered by Associated Benefits Corporation

Notes to Financial Statements—(Continued)

December 31, 2009 and 2008

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value.

Description	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
December 31, 2009
International Assets Holding Corp.
Common Stock Fund	$8,733,516	$—	$—	$8,733,516
General Fund (Trust)	—	—	21,828,886	21,828,886
Mutual funds	6,649,705	—	—	6,649,705

Total investments, at fair value	$15,383,221	$—	$21,828,886	$37,212,107

December 31, 2008
FCStone Group, Inc.
Common Stock Fund	$7,368,411	$—	$—	$7,368,411
General Fund (Trust)	—	—	21,382,089	21,382,089
Mutual funds	5,899,615	—	—	5,899,615

Total investments, at fair value	$13,268,026	$—	$21,382,089	$34,650,115

The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 assets for the years ended December 31, 2009 and 2008.

	General Fund
	Year Ended December 31,
	2009	2008
Balance, beginning of year	$21,382,089	$19,454,438
Unrealized gains (losses) relating to assets still held at the reporting date, net	517,442	(120,895)
Purchases and sales, net	(70,645)	2,048,546

Balance, end of year	$21,828,886	$21,382,089

(6)	Exempt Party-in-Interest Transactions

The Plan held 587,839 shares of common stock of International Assets Holding Corporation and 1,610,231 shares of common stock of FCStone Group, Inc., at December 31, 2009 and 2008, respectively, with a cost basis of $14,542,798 and $16,344,087, respectively.

During the years ended December 31, 2009 and 2008, the Plan did not record any dividend income from Company Stock.

FCSTONE GROUP EMPLOYEE STOCK OWNERSHIP PLAN

Administered by Associated Benefits Corporation

Notes to Financial Statements—(Continued)

December 31, 2009 and 2008

(7)	Federal Income Tax Status

In 2008, the Plan filed an application for a favorable determination letter from the IRS that the Plan and its related Trust are designed in accordance with applicable regulations of the IRC. A response to the application has not been received by the Plan, however, the Plan Administrator believes that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC and the Plan and related trust are tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

As described in note 1, the Plan has requested a favorable determination letter with respect to the Plan’s qualified status as of the Termination Date. It is anticipated that all participant account balances will be liquidated upon determination by the IRS.

(8)	Reconciliation of Financial Statements to Form 5500

The investment in the General Fund is recorded at fair market value on Form 5500. The financial statements include an adjustment from fair value to contract value for the General Fund. The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2009 and 2008 to the Form 5500:

	2009	2008
Net assets per the Form 5500	$37,289,940	$35,713,182
Adjustment from fair value to contract value for fully-benefit responsive investment contracts	(377,333)	140,109

Net assets available for benefits per the financial statements	$36,912,607	$35,853,291

The following is a reconciliation of the change in net assets available for benefits per the financial statements for the year ended December 31, 2009 and 2008 to the Form 5500:

	2009	2008
Net income (loss) per the Form 5500	$1,576,758	$(50,146,814)
Adjustment from fair value to contract value for fully-benefit responsive investment contracts	(517,442)	140,109

Increase (decrease) in net assets available for benefits per the financial statements	$1,059,316	$(50,006,705)

(9)	Subsequent Event

The Plan has evaluated the effects of subsequent events through the date the financials statements were issued. Material events or transactions occurring after December 31, 2009 but prior to issuance that provided additional evidence about conditions that existed at December 31, 2009 have been recognized in the financial statements. Events or transactions that provided evidence about conditions that did not exist at December 31, 2009 but arose before the financial statements were issued have not been recognized in the financial statements.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

FCStone Group Employee Stock Ownership Plan (Name of Plan)

Date: June 30, 2010	/s/ William J. Dunaway
William J. Dunaway Chief Financial Officer

Schedule 1

FCSTONE GROUP EMPLOYEE STOCK OWNERSHIP PLAN

Administered by Associated Benefits Corporation

Form 5500, Schedule H, Part IV, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2009

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity	(e) Current value
*	International Assets Holding Corporation Company Stock Fund:
*	International Assets Holding Corporation Common Stock	587,839 shares of company stock	$8,547,179
*	Wells Fargo Short Term Investment Fund G	Money market fund	186,337

	Total Common Stock Fund		8,733,516

	General Fund:
	Cash & Money Market Fund -
*	Wells Fargo Short Term Investment Fund G	Money market fund	365,373

	Pooled Common and Collective Fund -
*	Wells Fargo Stable Return Fund G	Stable value fund	6,909,676

	Wrapper contracts:
	J.P. Morgan Chase Bank N.A (Aa1/AA-)	4.32% contract	—
	Monumental Life Insurance Company (A1/AA-)	4.32% contract	—

			—

	United States government obligations:
	US TREASURY INFLATION INDEX NOTE	DTD 07/15/09 1.875 07/15/2019	456,712
	US TREASURY NOTE	DTD 03/31/09 2.375 03/31/2016	573,390
	GOVT NATL MTG ASSN POOL #510835	DTD 02/01/05 5.500 02/15/2035	273,048
	GOVT NATL MTG ASSN II POOL #710022	DTD 08/01/09 5.460 07/20/2059	132,906
	GOVT NATL MTG ASSN II POOL #714618	DTD 08/01/09 5.460 07/20/2059	271,772
	GOVT NATL MTG ASSN II POOL #714621	DTD 09/01/09 5.460 08/20/2059	131,774
	GOVT NATL MTG ASSN POOL #679385	DTD 05/01/08 5.500 05/15/2038	380,706
	GOVT NATL MTG ASSN GTD REMIC	DTD 05/01/03 3.80031 01/16/2032	16,254
	GOVT NATL MTG ASSN POOL #403456	DTD 11/01/03 5.000 11/15/2033	178,326
	GOVT NATL MTG ASSN POOL #495357	DTD 06/01/02 6.250 07/15/2022	121,594
	GOVT NATL MTG ASSN POOL #603671	DTD 05/01/03 5.000 05/15/2033	103,933
	GOVT NATL MTG ASSN POOL #616201	DTD 01/01/04 6.000 01/15/2034	295,130
	GOVT NATL MTG ASSN POOL #616478	DTD 06/01/04 5.500 06/15/2034	294,545
	GOVT NATL MTG ASSN POOL #781690	DTD 12/01/03 6.000 12/15/2033	256,986
	GOVT NATL MTG ASSN REMIC	DTD 02/01/03 3.1296 04/16/2016	83,207

			3,570,283

	Farmers home mortgage administration:
	FMHA #15033305501345 (6010-5835-228)	DTD 12/29/03 5.400 05/01/2018	27,908
	FMHA #15033306509625	DTD 12/29/03 4.775 08/01/2017	19,299
	FMHA #15034306761349	DTD 01/12/04 4.675 08/01/2017	25,202
	FMHA #15068316486392 (6010-5835-185)	DTD 12/29/03 5.300 07/01/2016	24,033
	FMHA #15072351755050 (6010-5835-216)	DTD 12/29/03 5.350 04/21/2018	7,284
	FMHA #1524280401417 (6010-5835-129)	DTD 12/29/03 6.625 02/01/2015	19,221
	FMHA #1535317383043 (6010-5835-244)	DTD 12/29/03 4.775 06/01/2018	9,062
	FMHA #1584305742021 (6010-9785-45)	DTD 12/29/03 3.625 01/01/2014	8,721
	FMHA #28034587621369 (6010-9007-320)	DTD 12/29/03 6.285 01/16/2017	19,885
	FMHA #320100507363588 (6010-3231-31)	DTD 12/29/03 2.250 01/15/2030	18,165
	FMHA #32035470555511 (7130-3231-17)	DTD 12/29/03 5.400 03/01/2017	26,979
	FMHA #32063505745528 (7130-3846-1)	DTD 12/29/03 4.975 01/01/2012	3,630
	FMHA #37035161570118 (7130-6309-231)	DTD 12/29/03 4.960 08/20/2012	25,464
	FMHA #3705005356977401 (6010-6309228)	DTD 12/29/03 5.490 11/01/2014	17,544
	FMHA #410360310742125 (6010-3872-2)	DTD 12/29/03 5.000 06/19/2015	138,525
	FMHA #5074249457928 (7130-9007-355)	DTD 12/29/03 4.725 01/08/2018	55,246
	FMHA #51010467063361 (6010-9007-159)	DTD 12/29/03 6.625 10/09/2013	6,307
	FMHA #580050391995796 (6010-4728-6)	DTD 02/17/04 5.375 01/01/2012	12,685
	FMHA #58006394787724 (6010-7951-47)	DTD 12/29/03 4.670 05/01/2013	8,625
	FMHA #580140391790299 (7130-3032-2)	DTD 12/29/03 4.725 05/01/2018	139,331
	FMHA #58018394402948	DTD 01/12/04 3.675 06/15/2010	1,941
	FMHA #580230391443553 (6010-5946-3)	DTD 12/29/03 6.325 05/01/2012	28,355
	FMHA #580690391127741 (7130-5772-30)	DTD 12/29/03 6.000 03/31/2012	49,772
	FMHA #5831398709150	DTD 01/12/04 4.795 06/20/2018	43,662
	FMHA #5836396180318 (6010-5572-114)	DTD 12/29/03 5.850 08/25/2017	48,611
	FMHA #5850395742076 (6010-5572-107)	DTD 12/29/03 6.415 06/25/2017	24,272
	FMHA# 310240516648540 (6010-2571-48)	DTD 12/29/03 6.225 10/01/2016	11,093

			820,822

(Continued)

Schedule 1

FCSTONE GROUP EMPLOYEE STOCK OWNERSHIP PLAN

Administered by Associated Benefits Corporation

Form 5500, Schedule H, Part IV, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2009

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity	(e) Current value
	Small business administration loans:
	SBA – PVT MULTIPLE LOANS	PRIV PLCMT 5.105 09/20/2019	$172,110
	SBA 4 LOAN 6.225	DTD 11/01/06 6.225 04/15/2021	123,572
	SBA GP #4843153005 (7130-7460-1)	DTD 12/29/03 6.225 06/01/2012	7,017
	SBA GP# 1190364003 (6010-5554-2)	DTD 12/29/03 3.000 11/12/2017	18,866
	SBA GP# 1966744008 (6010-5772-2)	DTD 12/29/03 5.600 04/17/2013	23,227
	SBA GP# 3121714007 (6010-5905-2)	DTD 12/29/03 3.000 05/11/2017	37,189
	SBA GP# 4901354001 (6010-5572-122)	DTD 12/29/03 4.875 04/15/2012	16,254
	SBA GP# 5109214006 (7130-3267-25)	DTD 12/29/03 2.500 03/08/2027	8,363
	SBA GP# 5781894009 (6010-0966-10)	DTD 01/12/04 5.355 10/31/2037	34,230
	SBA GP# 6011534004 (6010-1071-2)	DTD 12/29/03 5.375 03/10/2018	62,274
	SBA GP# 9234363006 (6010-5636-10)	DTD 12/29/03 3.000 09/09/2016	24,117
	SBA GP# 9745933002 (6010-1670-38)	DTD 12/29/03 7.090 02/01/2013	24,939
	SBA LO	144A PRIV PLCMT 5.495 09/15/2028	77,388
	SBA SERIES 6.0975	144A PRIV PLCMT 6.0975 03/01/2026	59,471
	SMALL BUSINESS ADMIN	DTD 11/06/06 6.2690 02/23/2021	190,600
	SMALL BUSINESS ADMIN	DTD 02/22/06 5.408 02/10/2016	148,360
	SMALL BUSINESS ADMIN	DTD 08/25/04 4.754 08/10/2014	233,122
	SMALL BUSINESS ADMIN	DTD 09/28/05 4.941 09/10/2015	245,441
	SMALL BUSINESS ADMIN GTD DEV PARTN	DTD 12/12/90 8.950 12/01/2010	97
	SMALL BUSINESS ADMIN GTD PARTN CTFS	DTD 03/26/03 4.628 03/10/2013	125,941
	SMALL BUSINESS ADMIN GTD PARTN CTFS	DTD 08/27/03 5.136 08/10/2013	192,461
	SMALL BUSINESS ADMINISTRATION	DTD 09/13/06 5.540 09/01/2026	368,059
	SMALL BUSINESS ADMINISTRATION	DTD 12/12/07 5.290 12/01/2027	330,660
	SMALL BUSINESS ADMINISTRATION	DTD 10/15/08 5.630 10/01/2028	252,887
	SMALL BUSINESS ADMINISTRATION	DTD 11/14/07 5.510 11/01/2027	9,832
	SMALL BUSINESS ADMINISTRATION	DTD 03/15/06 5.570 03/01/2026	598,989
	SMALL BUSINESS ADMINISTRATION	DTD 08/23/06 5.681 08/10/2016	311,215
	SMALL BUSINESS ADMINISTRATION	DTD 02/28/07 5.459 02/10/2017	437,338
	SMALL BUSINESS ADMINISTRATION	DTD 02/28/07 5.902 02/10/2018	415,031
	SMALL BUSINESS ADMINISTRATION	DTD 08/27/08 5.944 08/10/2018	382,840
	SMALL BUSINESS ADMINISTRATION	DTD 08/22/07 5.788 08/10/2017	579,552

			5,511,442

(Continued)

Schedule 1

FCSTONE GROUP EMPLOYEE STOCK OWNERSHIP PLAN

Administered by Associated Benefits Corporation

Form 5500, Schedule H, Part IV, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2009

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity	(e) Current value
	United States government agency obligations:
	OVERSEAS PRIVATE INVESTMENT CO	DTD 05/01/06 5.330 05/02/2010	$143,853
	OVERSEAS PRIVATE INVESTMENT CO ZERO CPN	DTD 08/20/08 0.000 12/09/2016	139,616
	U S DEPT HSG & URBAN DEV GOVT GTD	DTD 06/30/04 4.570 08/01/2010	510,833
	U S DEPT HSG & URBAN DEV GOVT	DTD 09/14/06 4.990 08/01/2010	256,121
	U S DEPT HSG & URBAN DEV GOVT	DTD 06/12/08 4.140 08/01/2014	318,104
	U S DEPT HSG & URBAN DEV GOVT	DTD 06/12/08 4.480 08/01/2016	330,099
	USDA – PVT	PRIV PLCMNT 5.025 04/19/2019	13,344
	USDA D	PRIV PLCMNT 5.981 03/03/2035	30,530
	USDA FIXED RATE USDA	144A PRIV PLCMT 6.005 04/30/2026	204,491
	USDA PVT LOAN COLSON SERVICES CORP	PRIV PLCMNT 5.175 12/18/2016	52,669
	USDA SERIES D #74	PRIV PLCMNT 6.125 11/22/2019	87,214

			2,086,874

	Corporate bonds:
	AMERICAN EXPRESS BK FSB	DTD 12/11/08 3.150 12/09/2011	96,780
	BANK OF AMERICA CORP	DTD 12/04/08 3.125 06/15/2012	97,035
	CITIGROUP FUNDING INC	DTD 09/22/09 1.875 10/22/2012	59,084
	CITIGROUP FUNDING INC	DTD 10/06/09 1.875 11/15/2012	74,723
	CITIGROUP FUNDING INC	DTD 08/06/09 2.250 12/10/2012	50,336
	CITIGROUP INC	DTD 12/09/08 2.875 12/09/2011	96,455
	GENERAL ELECTRIC CAPITAL CORP	DTD 06/18/09 2.625 12/28/2012	146,233
	GMAC LLC	DTD 06/08/09 2.200 12/19/2012	150,751
	GOLDMAN SACHS GROUP INC	DTD 03/19/09 2.150 03/15/2012	63,442
	GOLDMAN SACHS GROUP INC	DTD 12/01/08 3.250 06/15/2012	58,374
	HSBC USA INC	DTD 1216/08 3.125 12/16/2011	96,909
	JOHN DEERE CAPITAL CORP	DTD 12/19/08 2.875 06/19/2012	64,333
	JP MORGAN CHASE & CO	DTD 12/02/08 3.125 12/01/2011	96,921
	MORGAN STANLEY	DTD 12/02/08 3.250 12/01/2011	97,140
	NEW YORK COMMUNITY BANK	DTD 12/17/08 3.000 12/16/2011	73,734
	REGIONS BANK	DTD 12/11/08 3.250 12/09/2011	97,175
	ROWAN COMPANIES INC	DTD 11/24/09 3.158 07/15/2021	251,130
	ROWAN COMPANIES INC	DTD 08/04/09 3.525 05/01/2020	358,878
	SOVEREIGN BANK	DTD 12/22/08 2.750 01/17/2012	64,081
	SUNTRUST BANK	DTD 12/16/08 3.000 11/16/2011	96,628
	US CENTRAL FEDERAL CREDIT UNION	DTD 10/19/09 1.900 10/19/2012	112,287
	ARAB REP EGYPT	DTD 09/27/05 4.450 09/15/2015	261,987

			2,564,416

			21,828,886

	Mutual funds:
	American Growth Fund (R5)	34,217 shares	935,159
	Vanguard Intermediate Term Fund	69,401 shares	667,633
	Vanguard Target Retirement 2020	6,945 shares	138,622
	Vanguard Target Retirement 2030	2,108 shares	40,707
	Vanguard Target Retirement 2040	30 shares	565
	Vanguard Target Retirement 2050	137 shares	2,615
	Vanguard Target Retirement 2010	28,053 shares	575,655
	Columbia Acorn Fund – Class Z	42,628 shares	1,052,061
	MFS Value Fund	33,050 shares	686,456
	Artio International Equity II A Fund	63,101 shares	738,915
	Vanguard Institutional Index Fund	4,193 shares	427,565
	Vanguard Target Retirement Fund	1,174 shares	12,431
	Vanguard Target Retirement 2005 Fund	18 shares	198
	Vanguard Target Retirement 2015	37,289 shares	421,735
	Vanguard Target Retirement 2025	11,583 shares	131,124
	Vanguard Target Retirement 2035	475 shares	5,518
	Vanguard Target Retirement 2045	7 shares	80
	Vanguard Value Index Fund	43,621 shares	812,666

			6,649,705

			$37,212,107

*	Known to be a party-in-interest.

Cost is not required for participant directed accounts.

See accompanying independent auditors’ report.

Schedule 2

FCSTONE GROUP EMPLOYEE STOCK OWNERSHIP PLAN

Administered by Associated Benefits Corporation

Form 5550, Schedule H, Part IV, Line 4j – Schedule of Reportable Transactions

Year ended December 31, 2009

(a) Party involved	(b) Description of asset		(c) Purchase price at cost	(d) Selling price	(e) Lease rental	(f) Expense incurred with transaction	(g) Cost of asset	(h) Current Value of asset on transaction date	(i) Net gain (loss)
Single transactions:
None
Series Transactions by Broker (A):
Blair, William & CO.	*	FC Stone Group, Inc. common stock (5 purchases)	$724,899	—	—	4,212	724,899	724,899	—
Blair, William & CO.	*	FC Stone Group, Inc. common stock (7 sales)	3,124,270	1,416,808	—	8,292	3,124,270	1,416,808	(1,707,462)
Blair, William & CO.	*	International Assets Holding Corp. common stock (1 purchase)	124,513	—	—	140	124,513	124,513	—
Knight Securities Broadcort CA	*	FC Stone Group, Inc. common stock (5 purchases)	1,521,075	—	—	9,866	1,521,075	1,521,075	—
Knight Securities Broadcort CA	*	FC Stone Group, Inc. common stock (3 sales)	839,897	183,537	—	1,912	839,897	183,537	(656,360)
Knight Securities Broadcort CA	*	International Assets Holding Corp. common stock (1 purchase)	186,358	—	—	210	186,358	186,358	—
Series Transactions by Issue (A):
* Wells Fargo		Wells Fargo Short-Term Investment Fund G (107 purchases)	$6,912,763	—	—	—	6,912,763	6,912,763	—
* Wells Fargo		Wells Fargo Short-Term Investment Fund G (96 sales)	6,961,523	6,961,523	—	—	6,961,523	6,961,523	—
* FCStone Group	*	FC Stone Group, Inc. common stock (23 purchases)	3,841,340	—	—	22,253	3,841,340	3,841,340	—
* FCStone Group	*	FC Stone Group, Inc. common stock (20 sales)	5,275,438	2,274,864	—	13,639	5,275,438	2,274,864	(3,000,574)
* International Assets Holding Corp.	*	International Assets Holding Corp. common stock (7 purchases)	1,213,919	—	—	1,398	1,213,919	1,213,919	—
* International Assets Holding Corp.	*	International Assets Holding Corp. common stock (8 sales)	1,359,173	958,332	—	1,098	1,359,173	958,332	(400,841)

(A)	The numbers in parentheses represent the number of transactions.
*	Known to be a party-in-interest.

See accompanying independent auditors’ report.